UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 16, 2020

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle		
Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On November 16, 2020, Denbury Inc. issued a press release announcing its 2020 third quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated November 16, 2020.
104	The cover page has been formatted in Inline XBRL.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: November 16, 2020   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury

News Release

Denbury Reports Third Quarter 2020 Results and Announces November 17th Third Quarter Conference Call

PLANO, Texas – November 16, 2020 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today announced its third quarter 2020 financial and operating results.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

- Successfully completed financial restructuring and emerged from Chapter 11 reorganization on September 18, 2020, with a strong balance sheet and strong liquidity position:

  ◦ Reduced bond debt by $2.1 billion, resulting in $165 million annual interest savings

  ◦ Established a new $575 million senior secured bank credit facility, with $437 million of availability at September 30, 2020 after borrowings of $85 million and outstanding letters of credit

  ◦ Relocated corporate headquarters, resulting in $9 million in annual savings

  ◦ Appointed a new board of directors consisting of four new independent members and three continuing members

  ◦ Commenced trading of new common stock on the NYSE under the ticker symbol "DEN" on September 21, 2020

- Produced 49,686 barrels of oil equivalent ("BOE") per day ("BOE/d") during 3Q 2020, roughly flat with 2Q 2020

- Revenues and other income were $194 million for 3Q 2020, excluding $18 million in hedging receipts

- Adjusted EBITDAX (a non-GAAP measure) was $93 million for 3Q 2020

- Received $25 million of proceeds from the sale of two parcels of marketed Houston area surface acreage, with proceeds of $14 million in July 2020 and $11 million in October 2020

- Reacquired the NEJD and Free State CO_2 pipelines, reducing debt by $25 million and lowering interest expense while maximizing flexibility for future CCUS operations

Upon emergence from bankruptcy on September 18, 2020 (the "Emergence Date"), the Company applied fresh start accounting, which resulted in a new entity for financial reporting purposes. In applying fresh start accounting, the Company's assets and liabilities were recorded at fair value as of the Emergence Date, which differs materially from historical values reflected on the Company's balance sheet prior to the Emergence Date. As a result of the application of fresh start accounting and the effects of the Company's Chapter 11 restructuring, the consolidated financial statements of the Company after September 18, 2020 are not comparable with its consolidated financial statements on or prior to that date. References to "Successor" refer to the new Denbury reporting entity after the Emergence Date, and references to "Successor Period" refer to the period from September 19, 2020 through September 30, 2020. References to "Predecessor" refer to the Denbury entity prior to emergence from bankruptcy, and references to "Predecessor Period" refer to periods (as specified herein) prior to and through September 18, 2020. Under GAAP, Denbury is required to report the Company's financial results for the Successor Period separately from Predecessor Periods, making the information not comparable. In order to provide meaningful comparable results of certain information for the third quarter and year to date periods, the Company has combined the results for the third quarter's Successor Period and Predecessor Period where appropriate, which the Company refers to as "Combined".

SELECTED QUARTERLY COMPARATIVE DATA

Following are unaudited financial highlights for the Successor Period, certain Predecessor Periods and on a Combined basis for the third quarter ended September 30, 2020.

	Combined (Non-GAAP)[1]	Successor	Predecessor		
		Period from Sept. 19, 2020 through	Period from July 1, 2020 through		
	Quarter Ended			Quarter Ended	Quarter Ended
(in millions, except per-share and per-unit data)	Sept. 30, 2020	Sept. 30, 2020	Sept. 18, 2020	June 30, 2020	Sept. 30, 2019
Net income (loss)	$ (806)	$ 3	$ (809)	$ (697)	$ 73
Adjusted net income (loss)[2] (non-GAAP measure)	20			(32)	41
Adjusted EBITDAX[2] (non-GAAP measure)	93			39	145
Net income (loss) per diluted share		0.06	(1.63)	(1.41)	0.14

| | Combined (Non-GAAP)[1] | Predecessor | |
| | Quarter Ended | Quarter Ended | Quarter Ended |
(in millions)	Sept. 30, 2020	June 30, 2020	Sept. 30, 2019
Oil, natural gas, and related product sales	$ 176	$ 109	$ 293
CO$_2$, oil marketing sales and other	18	9	22
Total revenues and other income	$ 194	$ 118	$ 315
Receipt on settlements of commodity derivatives	$ 18	$ 46	$ 8
Cash flows from operations[1]	$ 74	$ 11	$ 131
Adjusted cash flows from operations less special items[2] (non-GAAP measure)	68	9	126
Development capital expenditures	18	21	51

(1) Combined results for the three months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods.

(2) A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

	Quarter Ended		
	Sept. 30, 2020	June 30, 2020	Sept. 30, 2019
Average realized oil price per barrel (excluding derivative settlements)	$ 39.23	$ 24.39	$ 57.64
Average realized oil price per barrel (including derivative settlements)	43.23	34.64	59.23
Total production (BOE/d)	49,686	50,190	56,441
Total continuing production (BOE/d)[1]	49,686	50,190	55,338

MANAGEMENT COMMENT

Chris Kendall, Denbury's President and CEO, commented, "In less than two months during the third quarter we entered and exited our Chapter 11 restructuring process. As a result of this process, Denbury emerged with a strong balance sheet, a solid liquidity position, and a significantly reduced cost structure providing us with a breakeven oil price near $30 per barrel. Denbury's low base production decline and the flexible, low capital intensity nature of our assets are particularly well suited for today's environment. The industry-leading low carbon footprint of our CO_2 EOR-focused oil production sets us apart. Moreover, the potential of the emerging CCUS business presents a unique, exciting, and significant growth opportunity to leverage both our strategically advantaged asset base and our extensive CO_2 expertise developed during more than 20 years of CO_2 EOR operations.

"I want to thank the Denbury team for their focus, care, and diligence throughout 2020. Even in this challenging environment, the team is setting Company records for safety and efficiency, which is a testament to our employees' professionalism, dedication, quality and resilience.

"Going forward, while ensuring a steadfast focus of building on our strong foundation of safety and operational excellence, our priorities will be to protect and maintain our balance sheet, to continue to invest within cash flow, to further build our EOR-focused business, and to continue to position the Company to be a leader in what we believe will be a high value CCUS business."

(1) Continuing production excludes production from the Gulf Coast Working Interests Sale completed on March 4, 2020.

REVIEW OF OPERATING AND FINANCIAL RESULTS

Denbury's oil and natural gas production averaged 49,686 BOE/d during third quarter 2020, relatively flat with second quarter of 2020 (the "prior quarter") production and a decrease of 10% compared to continuing production in the third quarter of 2019 (the "prior-year third quarter"), which is adjusted for production from assets sold in the first quarter of 2020. Production during the second and third quarters of 2020 was impacted by approximately 4,300 BOE/d and 1,700 BOE/d, respectively, of production that was shut-in due to wells that were uneconomic to produce or repair. In addition to shut-in production, the year-over-year production decline was primarily due to production declines at Delhi Field which were mainly associated with the suspension of CO_2 purchases since late-February 2020 as a result of the Delta-Tinsley CO_2 pipeline being out of service for repairs, as well as reduced levels of workovers and capital investment due to actions taken by the Company to reduce costs in response to the significant decline in oil prices earlier in 2020. In late October 2020, repairs to the Delta-Tinsley pipeline were completed and the pipeline was brought back into service, allowing CO_2 purchases to resume at Delhi Field. Further production information is provided on page 18 of this press release.

Denbury's third quarter 2020 average realized oil price, including derivative settlements, was $43.23 per barrel ("Bbl"), an increase of 25% from the prior quarter and a decrease of 27% from the prior-year third quarter. Denbury's NYMEX differential for the third quarter 2020 was $1.64 per Bbl below NYMEX WTI oil prices, compared to $4.03 per Bbl below NYMEX WTI in the prior quarter and $1.30 per Bbl above NYMEX WTI in the prior-year third quarter.

Total revenues and other income in the third quarter of 2020 were $194 million, an increase of 64% from the prior quarter and a decrease of 39% from the prior-year third quarter. The sequential quarterly increase was primarily due to higher realized oil prices, and the decrease from the prior-year third quarter was primarily due to lower oil prices and to a lesser degree lower oil production levels.

Total lease operating expenses in third quarter 2020 were $71 million, or $15.57 per BOE, a decrease of $10 million, or 12%, compared to the prior quarter due primarily to a $15 million insurance reimbursement received in the current quarter related to a 2013 incident at Delhi Field, partially offset by higher workover expense during the current quarter as the Company resumed some repairs and maintenance activity. Compared to the prior-year third quarter, lease operating expenses decreased $47 million, or 40%, due primarily to reductions in all expense categories, with the largest decreases in workover expense, labor, and power and fuel costs, as well as the insurance reimbursement noted above.

Taxes other than income, which includes ad valorem, production and franchise taxes, increased $5 million, or 50%, from the prior quarter and decreased $6 million, or 29%, from the prior-year third quarter, generally due to changes in oil and natural gas revenues.

General and administrative ("G&A") expenses were $17 million in third quarter 2020, a $7 million decrease from the prior quarter, primarily due to the prior quarter including higher than normal compensation-related expenses related to modifications of the Company's 2020 employee compensation programs. During the prior quarter, the Company reinstated a bonus program for 2020 which had previously been suspended in the first quarter, resulting in a higher than normal bonus accrual in the second quarter. Compared to the prior-year third quarter, G&A expenses decreased $2 million, or 8%, due to lower overall employee compensation and related costs due to reduced headcount.

Interest expense, net of capitalized interest, totaled $8 million in third quarter 2020, a $13 million decrease from the prior quarter and a $15 million decrease from the prior-year third quarter. The decreases in both comparative periods were primarily due to the approximate $2.1 billion reduction in bond debt associated with the Company's Chapter 11 restructuring during the third quarter of 2020. A schedule detailing the components of interest expense is included on page 20 of this press release.

The Company recognized a full cost pool ceiling test write-down of $262 million for the Predecessor Period from July 1, 2020 through September 18, 2020 as a result of the continued decline in first-day-of-the-month oil prices for the preceding 12 months. This write-down compares to full cost pool ceiling test write-downs of $662 million during the prior quarter and $73 million during the first quarter of 2020. As a result of fresh start accounting, oil and gas properties were recorded at fair value as of September 18, 2020, and there was no full cost pool ceiling test write-down for the Successor Period.

Depletion, depreciation, and amortization ("DD&A") was $42 million during third quarter 2020, compared to $55 million in both the prior quarter and the prior-year third quarter. The decreases from the prior quarter and the prior-year third quarter were primarily due to the application of fresh start accounting resulting in lower asset balances.

Denbury's effective tax rate for the Predecessor Period from January 1, 2020 through September 18, 2020 was 23%, slightly lower than the Company's estimated statutory rate of 25%, due primarily to the establishment of a valuation allowance on the Company's federal and state deferred tax assets after the application of fresh start accounting. Given the Company's cumulative loss position and the continued low oil price environment, management recorded a total valuation allowance of $129 million on its underlying deferred tax assets as of September 18, 2020. For the Successor Period, the Company continues to offset its deferred tax assets with a valuation allowance. Thus, the income tax expense associated with the Successor's pre-tax book income was offset by a change in valuation allowance.

BANK CREDIT FACILITY

In connection with the emergence from Chapter 11 bankruptcy proceedings, the Company entered into a new $575 million senior secured bank credit facility due January 30, 2024, with the lending group remaining consistent with that of the Predecessor's bank credit facility. As of September 30, 2020, the Company had $85 million of outstanding borrowings on the senior secured bank credit facility, leaving $437 million of borrowing base availability after consideration of $53 million of outstanding letters of credit.

RECENT PIPELINE TRANSACTIONS

In late October 2020, the Company restructured its CO_2 pipeline financing arrangements with Genesis Energy, L.P. ("Genesis"), whereby (1) Denbury reacquired the NEJD Pipeline system from Genesis in exchange for $70 million to be paid in four equal payments during 2021, representing full settlement of all remaining obligations under the NEJD secured financing lease; and (2) Denbury reacquired the Free State Pipeline from Genesis in exchange for a one-time payment of $23 million made on October 30, 2020.

HEDGING UPDATE

Details of the Company's hedging positions as of November 13, 2020 are included below.

		4Q 2020	2021	1H 2022
WTI NYMEX	Volumes Hedged (Bbls/d)	13,500	24,000	8,500
Fixed-Price Swaps	Swap Price[1]	$40.52	$42.22	$43.55
Argus LLS	Volumes Hedged (Bbls/d)	7,500	—	—
Fixed-Price Swaps	Swap Price[1]	$51.67	—	—
WTI NYMEX	Volumes Hedged (Bbls/d)	9,500	—	—
3-Way Collars	Sold Put Price / Floor / Ceiling Price[1][2]	$47.93 / $57.00 / $63.25	—	—
Argus LLS	Volumes Hedged (Bbls/d)	5,000	—	—
3-Way Collars	Sold Put Price / Floor / Ceiling Price[1][2]	$52.80 / $61.63 / $70.35	—	—
	Total Volumes Hedged (Bbls/d)	35,500	24,000	8,500

(1) Averages are volume weighted.
(2) If oil prices were to average less than the sold put, receipts on settlement would be limited to the difference between the floor price and the sold put price.

2020 CAPITAL BUDGET AND ESTIMATED PRODUCTION

The Company's 2020 estimated development capital budget, excluding acquisitions and capitalized interest, remains unchanged from its previously estimated range of $95 million to $105 million. The capital budget consists of approximately $70 million for tertiary and non-tertiary field investments and CO_2 supply, plus approximately $30 million of estimated capitalized costs (including capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs). Of this combined capital expenditure amount, $78 million (78%) has been incurred through the first nine months of 2020. Based upon this capital spending level, Denbury's estimated full-year 2020 production is currently expected to be within a range of 50,900 – 51,400 BOE/d.

THIRD QUARTER CONFERENCE CALL INFORMATION

Denbury management will host a conference call to review and discuss third quarter 2020 financial and operating results tomorrow, Tuesday, November 17, at 10:00 A.M. (Central). Additionally, Denbury will post presentation materials on its website which will be referenced during the conference call. Individuals who would like to participate should dial 877.705.6003 or 201.493.6725 ten minutes before the scheduled start time. To access a live webcast of the conference call and accompanying slide presentation, please visit the investor relations section of the Company's website at www.denbury.com. The webcast will be archived on the website and a telephonic replay will be accessible for approximately one month after the call by dialing 844.512.2921 or 412.317.6671 and entering confirmation number 13696085.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

#   #   #

This press release, other than historical information, contains forward-looking statements that involve risks and uncertainties including estimated 2020 production and capital expenditures, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on financial and market, engineering, geological and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Director of Investor Relations, 972.673.2383

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

The following tables include selected unaudited financial and operational information for the Successor Period, Predecessor Periods from July 1, 2020 through September 18, 2020 and January 1, 2020 through September 18, 2020, and certain Combined information for the three and nine months ended September 30, 2020, in order to assist investors in understanding the comparability of the Company's financial and operational results for the applicable periods. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

In thousands, except per-share data	Combined (Non-GAAP)[1] Quarter Ended Sept. 30, 2020	Successor Period from Sept. 19, 2020 through Sept. 30, 2020	Predecessor Period from July 1, 2020 through Sept. 18, 2020	Predecessor Quarter Ended Sept. 30, 2019	Predecessor Quarter Ended June 30, 2020
Revenues and other income					
Oil sales	$ 174,447	$ 22,311	$ 152,136	$ 292,100	$ 108,538
Natural gas sales	964	10	954	1,092	849
CO_2 sales and transportation fees	7,484	967	6,517	8,976	6,504
Oil marketing sales	3,483	151	3,332	5,468	1,490
Other income	7,191	94	7,097	7,817	494
Total revenues and other income	193,569	23,533	170,036	315,453	117,875
Expenses					
Lease operating expenses	71,192	11,484	59,708	117,850	81,293
Transportation and marketing expenses	9,499	1,344	8,155	10,067	9,388
CO_2 operating and discovery expenses	1,197	242	955	879	885
Taxes other than income	15,546	2,073	13,473	22,010	10,372
Oil marketing expenses	3,427	139	3,288	5,436	1,450
General and administrative expenses	16,748	1,735	15,013	18,266	23,776
Interest, net of amounts capitalized of $4,887, $183, $4,704, $8,773 and $8,729, respectively	8,038	334	7,704	22,858	20,617
Depletion, depreciation, and amortization	41,600	5,283	36,317	55,064	55,414
Commodity derivatives expense (income)	574	(4,035)	4,609	(43,155)	40,130
Gain on debt extinguishment	—	—	—	(5,874)	—
Write-down of oil and natural gas properties	261,677	—	261,677	—	662,440
Restructuring items, net	849,980	—	849,980	—	—
Other expenses	24,248	2,164	22,084	2,140	11,290
Total expenses	1,303,726	20,763	1,282,963	205,541	917,055
Income (loss) before income taxes	(1,110,157)	2,770	(1,112,927)	109,912	(799,180)
Income tax provision (benefit)					
Current income taxes	(1,445)	6	(1,451)	(859)	598
Deferred income taxes	(302,350)	6	(302,356)	37,909	(102,304)
Net income (loss)	$ (806,362)	$ 2,758	$ (809,120)	$ 72,862	$ (697,474)
Net income (loss) per common share					
Basic		$ 0.06	$ (1.63)	$ 0.16	$ (1.41)
Diluted		$ 0.06	$ (1.63)	$ 0.14	$ (1.41)
Weighted average common shares outstanding					
Basic		50,000	497,398	455,487	495,245
Diluted		50,000	497,398	547,205	495,245

(1) Combined results for the quarter ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the quarter reported in accordance with GAAP.

| | Combined (Non-GAAP)[1] | Successor | Predecessor | |
| | Nine Months Ended | Period from Sept. 19, 2020 through | Period from Jan. 1, 2020 through | Nine Months Ended |
In thousands, except per-share data	Sept. 30, 2020	Sept. 30, 2020	Sept. 18, 2020	Sept. 30, 2019
Revenues and other income				
Oil sales	$ 511,562	$ 22,311	$ 489,251	$ 912,636
Natural gas sales	2,860	10	2,850	5,554
CO_2 sales and transportation fees	22,016	967	21,049	25,532
Oil marketing sales	8,694	151	8,543	8,274
Other income	8,513	94	8,419	12,274
Total revenues and other income	553,645	23,533	530,112	964,270
Expenses				
Lease operating expenses	261,755	11,484	250,271	361,205
Transportation and marketing expenses	28,508	1,344	27,164	32,076
CO_2 operating and discovery expenses	2,834	242	2,592	2,016
Taxes other than income	45,604	2,073	43,531	71,312
Oil marketing expenses	8,538	139	8,399	8,213
General and administrative expenses	50,257	1,735	48,522	54,697
Interest, net of amounts capitalized of $23,068, $183, $22,885 and $27,545, respectively	48,601	334	48,267	60,672
Depletion, depreciation, and amortization	193,876	5,283	188,593	170,625
Commodity derivatives expense (income)	(106,067)	(4,035)	(102,032)	15,462
Gain on debt extinguishment	(18,994)	—	(18,994)	(106,220)
Write-down of oil and natural gas properties	996,658	—	996,658	—
Restructuring items, net	849,980	—	849,980	—
Other expenses	38,032	2,164	35,868	8,664
Total expenses	2,399,582	20,763	2,378,819	678,722
Income (loss) before income taxes	(1,845,937)	2,770	(1,848,707)	285,548
Income tax provision (benefit)				
Current income taxes	(7,254)	6	(7,260)	1,214
Deferred income taxes	(408,863)	6	(408,869)	90,454
Net income (loss)	$ (1,429,820)	$ 2,758	$ (1,432,578)	$ 193,880
Net income (loss) per common share				
Basic		$ 0.06	$ (2.89)	$ 0.43
Diluted		$ 0.06	$ (2.89)	$ 0.41
Weighted average common shares outstanding				
Basic		50,000	495,560	453,287
Diluted		50,000	495,560	490,054

(1) Combined results for the nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the nine months ended reported in accordance with GAAP.

DENBURY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

| | Combined (Non-GAAP)[1] | Successor | Predecessor | |
| | Nine Months Ended | Period from Sept. 19, 2020 through | Period from Jan. 1, 2020 through | Nine Months Ended |
In thousands	Sept. 30, 2020	Sept. 30, 2020	Sept. 18, 2020	Sept. 30, 2019
Cash flows from operating activities				
Net income (loss)	$ (1,429,820)	$ 2,758	$ (1,432,578)	$ 193,880
Adjustments to reconcile net income (loss) to cash flows from operating activities				
Noncash reorganization items, net	810,909	—	810,909	—
Depletion, depreciation, and amortization	193,876	5,283	188,593	170,625
Write-down of oil and natural gas properties	996,658	—	996,658	—
Deferred income taxes	(408,863)	6	(408,869)	90,454
Stock-based compensation	4,111	—	4,111	9,866
Commodity derivatives expense (income)	(106,067)	(4,035)	(102,032)	15,462
Receipt on settlements of commodity derivatives	88,056	6,660	81,396	14,714
Gain on debt extinguishment	(18,994)	—	(18,994)	(106,220)
Debt issuance costs and discounts	11,685	114	11,571	7,607
Other, net	1,028	589	439	(6,862)
Changes in assets and liabilities, net of effects from acquisitions				
Accrued production receivable	65,112	38,537	26,575	(1,428)
Trade and other receivables	(20,977)	1,366	(22,343)	(147)
Other current and long-term assets	1,448	705	743	27
Accounts payable and accrued liabilities	(24,082)	(7,980)	(16,102)	(33,167)
Oil and natural gas production payable	(17,856)	(11,064)	(6,792)	(1,819)
Other liabilities	94	(29)	123	(9,414)
Net cash provided by operating activities	146,318	32,910	113,408	343,578
Cash flows from investing activities				
Oil and natural gas capital expenditures	(101,707)	(2,125)	(99,582)	(204,904)
Pipelines and plants capital expenditures	(11,607)	(6)	(11,601)	(25,965)
Net proceeds from sales of oil and natural gas properties and equipment	42,202	880	41,322	10,494
Other	12,438	(309)	12,747	5,797
Net cash used in investing activities	(58,674)	(1,560)	(57,114)	(214,578)
Cash flows from financing activities				
Bank repayments	(606,000)	(55,000)	(551,000)	(641,000)
Bank borrowings	691,000	—	691,000	691,000
Interest payments treated as a reduction of debt	(46,417)	—	(46,417)	(59,808)
Cash paid in conjunction with debt repurchases	(14,171)	—	(14,171)	—
Cash paid in conjunction with debt exchange	—	—	—	(125,268)
Costs of debt financing	(12,482)	—	(12,482)	(11,017)
Pipeline financing and capital lease debt repayments	(51,846)	(54)	(51,792)	(10,279)
Other	(9,363)	—	(9,363)	5,470
Net cash provided by (used in) financing activities	(49,279)	(55,054)	5,775	(150,902)
Net increase (decrease) in cash, cash equivalents, and restricted cash	38,365	(23,704)	62,069	(21,902)
Cash, cash equivalents, and restricted cash at beginning of period	33,045	95,114	33,045	54,949
Cash, cash equivalents, and restricted cash at end of period	$ 71,410	$ 71,410	$ 95,114	$ 33,047

(1) Combined results for the nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements

in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the nine months ended reported in accordance with GAAP.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (loss) (non-GAAP measure)

Adjusted net income (loss) is a non-GAAP measure provided as a supplement to present an alternative net income (loss) measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income (loss) may be helpful to investors by eliminating the impact of noncash and/or special or unusual items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income (loss) should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Combined (Non-GAAP)[1]	Predecessor			
	Quarter Ended	Quarter Ended		Quarter Ended	
	Sept. 30, 2020	Sept. 30, 2019		June 30, 2020	
In thousands, except per-share data	Amount	Amount	Per Diluted Share	Amount	Per Diluted Share
Net income (loss) (GAAP measure)[2]	$ (806,362)	$ 72,862	$ 0.14	$ (697,474)	$ (1.41)
Adjustments to reconcile to adjusted net income (loss) (non-GAAP measure)					
Noncash fair value losses (gains) on commodity derivatives[3]	18,363	(35,098)	(0.06)	85,759	0.17
Reorganization items, net[4]	849,980	—	—	—	—
Write-down of oil and natural gas properties[5]	261,677	—	—	662,440	1.34
Accelerated depreciation charge[6]	1,791	—	—	—	—
Gain on debt extinguishment[7]	—	(5,874)	(0.01)	—	—
Severance-related expense included in general and administrative expenses[8]	—	—	—	2,361	0.00
Expense associated with restructuring[9]	16,232	—	—	7,875	0.02
Delhi Field insurance reimbursements[10]	(15,402)	—	—	—	—
Other[11]	1,013	(5,247)	(0.01)	1,206	0.00
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[12]	(307,344)	14,499	0.02	(94,529)	(0.19)
Adjusted net income (loss) (non-GAAP measure)	$ 19,948	$ 41,142	$ 0.08	$ (32,362)	$ (0.07)

In thousands, except per-share data	Combined (Non-GAAP)[1] Nine Months Ended Sept. 30, 2020 Amount	Predecessor Nine Months Ended Sept. 30, 2019 Amount	Per Diluted Share
Net income (loss) (GAAP measure)[2]	$ (1,429,820)	$ 193,880	$ 0.41
Adjustments to reconcile to adjusted net income (loss) (non-GAAP measure)			
Noncash fair value losses (gains) on commodity derivatives[3]	(18,011)	30,176	0.06
Reorganization items, net[4]	849,980	—	—
Write-down of oil and natural gas properties[5]	996,658	—	—
Accelerated depreciation charge[6]	39,159	—	—
Gain on debt extinguishment[7]	(18,994)	(106,220)	(0.22)
Severance-related expense included in general and administrative expenses[8]	2,361	—	—
Expense associated with restructuring[9]	24,107	—	—
Delhi Field insurance reimbursements[10]	(15,402)	—	—
Other[11]	3,623	(793)	0.00
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[12]	(418,655)	28,483	0.06
Adjusted net income (loss) (non-GAAP measure)	$ 15,006	$ 145,526	$ 0.31

(1) Combined results for the three and nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the quarter and nine months ended reported in accordance with GAAP.

(2) Diluted net income (loss) per common share includes the impact of potentially dilutive securities including nonvested restricted stock, nonvested performance-based equity awards, warrants, and shares into which the Company's previous convertible senior notes were convertible. Basic and diluted earnings per share calculations for the GAAP reporting periods are included on page 13.

(3) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.

(4) Reorganization items, net represent (a) expenses incurred subsequent to the filing petition for Chapter 11 as a direct result of the prepackaged joint plan of reorganization, (b) gains or losses from liabilities settled, and (c) fresh start accounting adjustments.

(5) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.

(6) Accelerated depreciation for an asset impairment during the three months ended September 30, 2020, and impaired unevaluated properties during the three months ended March 31, 2020.

(7) Gain on debt extinguishment related to the Company's 2020 open market repurchases and June 2019 debt exchange.

(8) Severance-related expense associated with the Company's May-2020 involuntary workforce reduction.

(9) Expenses incurred before the petition date and after the Emergence Date related to advisor and professional fees associated with review of strategic alternatives and comprehensive restructuring of the Company's indebtedness.

(10) Insurance reimbursements associated with a 2013 incident at Delhi Field.

(11) Other includes the following adjustments: (a) for the three months ended September 20, 2020, $5.9 million gain on land sales, $4.2 million write-off of trade receivables, $2.2 million of expense associated with the Delta-Tinsley CO_2 pipeline incident and $0.5 million of expense associated with the helium supply contract trial court ruling, (b) for the three months ended September 30, 2019, a $6 million gain on land sales, <$1 million of transaction costs related to the Company's privately negotiated debt exchanges, and <$1 million of expense associated with the helium supply contract trial court ruling, (c) for the three months ended June 30, 2020, $0.5 million of costs associated with the helium supply contract trial court ruling and $0.7 million of expense associated with the Delta-Tinsley CO_2 pipeline incident, (d) for the nine months ended September 30, 2020, $0.5 million of expense associated with the helium supply contract trial court ruling and $0.9 million of expense associated with the Delta-Tinsley CO_2 pipeline incident, and (e) for the nine months ended September 30, 2019, $1 million of expense related to an impairment of assets, $1 million of transaction costs related to the Company's privately negotiated debt exchanges, and an additional $0.8 million of expense associated with the helium supply contract trial court ruling.

(12) The estimated income tax impacts on adjustments to net income for the nine months ended September 30, 2020 are computed based upon a rate of 25% applied to income before tax, which incorporates discrete tax adjustments primarily comprised of the tax effect of the ceiling test and accelerated depreciation, impacts of the CARES Act, valuation allowances, and the periodic tax impacts of a shortfall (benefit) on the stock-based compensation deduction.

DENBURY INC.
BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE

	Successor		Predecessor					
	Period from Sept. 19, 2020 through Sept. 30, 2020		Period from July 1, 2020 through Sept. 18, 2020		Quarter Ended Sept. 30, 2019		Quarter Ended June 30, 2020	
In thousands, except per-share data	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Numerator								
Net income (loss) – basic	$ 2,758	$ 0.06	$ (809,120)	$ (1.63)	$ 72,862	$ 0.16	$ (697,474)	$ (1.41)
Effect of potentially dilutive securities								
Interest on convertible senior notes, net of tax	—		—		5,101		—	
Net income (loss) – diluted	$ 2,758	$ 0.06	$ (809,120)	$ (1.63)	$ 77,963	$ 0.14	$ (697,474)	$ (1.41)
Denominator								
Weighted average common shares outstanding – basic	50,000		497,398		455,487		495,245	
Effect of potentially dilutive securities								
Restricted stock and performance-based equity awards	—		—		865		—	
Convertible senior notes	—		—		90,853		—	
Weighted average common shares outstanding – diluted	50,000		497,398		547,205		495,245	

	Successor		Predecessor			
	Period from Sept. 19, 2020 through Sept. 30, 2020		Period from Jan. 1, 2020 through Sept. 18, 2020		Nine Months Ended Sept. 30, 2019	
In thousands, except per-share data	Amount	Per Share	Amount	Per Share	Amount	Per Share
Numerator						
Net income (loss) – basic	$ 2,758	$ 0.06	$ (1,432,578)	$ (2.89)	$ 193,880	$ 0.43
Effect of potentially dilutive securities						
Interest on convertible senior notes, net of tax	—		—		5,649	
Net income (loss) – diluted	$ 2,758	$ 0.06	$ (1,432,578)	$ (2.89)	$ 199,529	$ 0.41
Denominator						
Weighted average common shares outstanding – basic	50,000		495,560		453,287	
Effect of potentially dilutive securities						
Restricted stock and performance-based equity awards	—		—		2,489	
Convertible senior notes	—		—		34,278	
Weighted average common shares outstanding – diluted	50,000		495,560		490,054	

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Adjusted cash flows from operations less special items is an additional non-GAAP measure that removes other special items. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less special items and interest treated as debt reduction, development capital expenditures and capitalized interest, but before acquisitions. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period.

In thousands	Combined (Non-GAAP)[1] Quarter Ended Sept. 30, 2020	Predecessor Quarter Ended Sept. 30, 2019	Predecessor Quarter Ended June 30, 2020	Combined (Non-GAAP)[1] Nine Months Ended Sept. 30, 2020	Predecessor Nine Months Ended Sept. 30, 2019
Net income (loss) (GAAP measure)	$ (806,362)	$ 72,862	$ (697,474)	$ (1,429,820)	$ 193,880
Adjustments to reconcile to adjusted cash flows from operations					
Depletion, depreciation, and amortization	41,600	55,064	55,414	193,876	170,625
Deferred income taxes	(302,350)	37,909	(102,304)	(408,863)	90,454
Stock-based compensation	571	3,001	1,087	4,111	9,866
Noncash fair value losses (gains) on commodity derivatives	18,363	(35,098)	85,759	(18,011)	30,176
Gain on debt extinguishment	—	(5,874)	—	(18,994)	(106,220)
Write-down of oil and natural gas properties	261,677	—	662,440	996,658	—
Noncash reorganization items, net	810,909	—	—	810,909	—
Other	4,434	(2,099)	4,026	12,713	745
Adjusted cash flows from operations (non-GAAP measure)	28,842	125,765	8,948	142,579	389,526
Net change in assets and liabilities relating to operations	44,665	4,813	2,021	3,739	(45,948)
Cash flows from operations (GAAP measure)	$ 73,507	$ 130,578	$ 10,969	$ 146,318	$ 343,578
Adjusted cash flows from operations (non-GAAP measure)	$ 28,842	$ 125,765	$ 8,948	$ 142,579	$ 389,526
Reorganization items settled in cash	39,071	—	—	39,071	—
Adjusted cash flows from operations less special items (non-GAAP measure)	67,913	125,765	8,948	181,650	389,526
Interest on notes treated as debt reduction	(3,911)	(21,372)	(20,912)	(46,417)	(64,006)
Development capital expenditures	(17,522)	(51,420)	(21,259)	(77,566)	(189,439)
Capitalized interest	(4,887)	(8,773)	(8,729)	(23,068)	(27,545)
Free cash flow (deficit) (non-GAAP measure)	$ 41,593	$ 44,200	$ (41,952)	$ 34,599	$ 108,536

(1) Combined results for the three and nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the quarter and nine months ended reported in accordance with GAAP.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value gains (losses) on commodity derivatives (non-GAAP measure)

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Unaudited Condensed Consolidated Statements of Operations in that the noncash fair value gains (losses) on commodity derivatives represents only the net change between periods of the fair market values of open commodity derivative positions, and excludes the impact of settlements on commodity derivatives during the period. Management believes that noncash fair value gains (losses) on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies in calculating EBITDA and in adjusting net income (loss) to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.

	Combined (Non-GAAP)[(1)]	Predecessor		Combined (Non-GAAP)[(1)]	Predecessor
	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
In thousands	Sept. 30, 2020	Sept. 30, 2019	June 30, 2020	Sept. 30, 2020	Sept. 30, 2019
Receipt on settlements of commodity derivatives	$ 17,789	$ 8,057	$ 45,629	$ 88,056	$ 14,714
Noncash fair value gains (losses) on commodity derivatives (non-GAAP measure)	(18,363)	35,098	(85,759)	18,011	(30,176)
Commodity derivatives income (expense) (GAAP measure)	$ (574)	$ 43,155	$ (40,130)	$ 106,067	$ (15,462)

(1) Combined results for the three and nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the quarter and nine months ended reported in accordance with GAAP.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (loss) (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP financial measure which management uses and is calculated based upon (but not identical to) a financial covenant related to "Consolidated EBITDAX" in the Company's senior secured bank credit facility, which excludes certain items that are included in net income (loss), the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are nonrecurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in the industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss), cash flow from operations, or any other measure reported in accordance with GAAP. The Company's Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX or EBITDA in the same manner. The following table presents a reconciliation of the Company's net income (loss) to Adjusted EBITDAX.

	Combined (Non-GAAP)[1]	Predecessor		Combined (Non-GAAP)[1]	Predecessor
	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
In thousands	Sept. 30, 2020	Sept. 30, 2019	June 30, 2020	Sept. 30, 2020	Sept. 30, 2019
Net income (loss) (GAAP measure)	$ (806,362)	$ 72,862	$ (697,474)	$ (1,429,820)	$ 193,880
Adjustments to reconcile to Adjusted EBITDAX					
Interest expense	8,038	22,858	20,617	48,601	60,672
Income tax expense (benefit)	(303,795)	37,050	(101,706)	(416,117)	91,668
Depletion, depreciation, and amortization	41,600	55,064	55,414	193,876	170,625
Noncash fair value losses (gains) on commodity derivatives	18,363	(35,098)	85,759	(18,011)	30,176
Stock-based compensation	571	3,001	1,087	4,111	9,866
Gain on debt extinguishment	—	(5,874)	—	(18,994)	(106,220)
Write-down of oil and natural gas properties	261,677	—	662,440	996,658	—
Reorganization items, net	849,980	—	—	849,980	—
Severance-related expense	954	—	2,361	3,315	—
Noncash, non-recurring and other[2]	22,419	(4,744)	10,231	35,014	1,459
Adjusted EBITDAX (non-GAAP measure)[3]	$ 93,445	$ 145,119	$ 38,729	$ 248,613	$ 452,126

(1) Combined results for the three and nine months ended September 30, 2020 are provided for illustrative purposes and are derived from the financial statement line items from the Successor and Predecessor periods. Because of the impact of various adjustments to the financial statements in connection with the application of fresh start accounting, including asset valuation adjustments and liability adjustments, certain results of operations for the Successor are not comparable to those of the Predecessor. Management believes that the combined results provide meaningful information to assist investors in understanding the Company's financial results for the applicable period, but should not be considered in isolation, as a substitute for, or more meaningful than, independent results of the Predecessor and Successor periods for the quarter and nine months ended reported in accordance with GAAP.

(2) Includes expenses incurred before the petition date and after the Emergence Date related to advisor and professional fees associated with review of strategic alternatives and comprehensive restructuring of the Company's indebtedness of $16 million and $8 million during the three months ended September 30, 2020 and June 30, 2020, respectively.

(3) Excludes pro forma adjustments related to qualified acquisitions or dispositions under the Company's senior secured bank credit facility. Third quarter of 2020 adjusted EBITDAX includes an insurance reimbursement of $15 million, as EBITDAX was not adjusted for the related expenses when originally incurred, and second quarter of 2020 adjusted EBITDAX includes $12 million of expense in connection with cash retention and incentive compensation resulting from modification of compensation arrangements for 21 of the Company's executives and senior managers (See Note 6, *Stock Compensation*, in the Company's Form 10-Q for the period ended June 30, 2020).

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

	Quarter Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
	2020	2019	2020	2020	2019
Production (daily – net of royalties)					
Oil (barrels)	48,334	55,085	48,900	50,619	56,836
Gas (mcf)	8,110	8,135	7,737	7,916	9,681
BOE (6:1)	49,686	56,441	50,190	51,939	58,449
Unit sales price (excluding derivative settlements)					
Oil (per barrel)	$ 39.23	$ 57.64	$ 24.39	$ 36.88	$ 58.82
Gas (per mcf)	1.29	1.46	1.21	1.32	2.10
BOE (6:1)	38.37	56.46	23.95	36.15	57.54
Unit sales price (including derivative settlements)					
Oil (per barrel)	$ 43.23	$ 59.23	$ 34.64	$ 43.23	$ 59.77
Gas (per mcf)	1.29	1.46	1.21	1.32	2.10
BOE (6:1)	42.27	58.02	33.94	42.34	58.46
NYMEX differentials					
Gulf Coast region					
Oil (per barrel)	$ (1.38)	$ 3.11	$ (3.59)	$ (0.86)	$ 4.08
Gas (per mcf)	(0.06)	(0.24)	(0.09)	(0.07)	(0.06)
Rocky Mountain region					
Oil (per barrel)	$ (2.03)	$ (1.65)	$ (4.68)	$ (2.89)	$ (1.85)
Gas (per mcf)	(1.74)	(1.61)	(1.04)	(1.25)	(0.90)
Total company					
Oil (per barrel)	$ (1.64)	$ 1.30	$ (4.03)	$ (1.67)	$ 1.79
Gas (per mcf)	(0.83)	(0.87)	(0.54)	(0.60)	(0.47)

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

	Quarter Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
Average Daily Volumes (BOE/d) (6:1)	2020	2019	2020	2020	2019
Tertiary oil production					
Gulf Coast region					
Delhi	3,208	4,256	3,529	3,515	4,405
Hastings	4,473	5,513	4,722	4,808	5,506
Heidelberg	4,256	4,297	4,366	4,331	4,123
Oyster Bayou	3,526	3,995	3,871	3,798	4,373
Tinsley	4,042	4,541	3,788	4,061	4,697
West Yellow Creek	588	728	695	686	584
Mature properties[1]	5,683	6,415	5,249	5,772	6,448
Total Gulf Coast region	25,776	29,745	26,220	26,971	30,136
Rocky Mountain region					
Bell Creek	5,551	4,686	5,715	5,665	5,096
Salt Creek	2,167	2,213	1,386	1,902	2,116
Other	—	58	7	19	50
Total Rocky Mountain region	7,718	6,957	7,108	7,586	7,262
Total tertiary oil production	33,494	36,702	33,328	34,557	37,398
Non-tertiary oil and gas production					
Gulf Coast region					
Mississippi	629	873	713	696	977
Texas	3,095	3,165	3,087	3,200	3,228
Other	4	6	5	6	7
Total Gulf Coast region	3,728	4,044	3,805	3,902	4,212
Rocky Mountain region					
Cedar Creek Anticline	11,485	13,354	11,988	12,170	14,211
Other	979	1,238	1,069	1,051	1,285
Total Rocky Mountain region	12,464	14,592	13,057	13,221	15,496
Total non-tertiary production	16,192	18,636	16,862	17,123	19,708
Total continuing production	49,686	55,338	50,190	51,680	57,106
Property sales					
Gulf Coast Working Interests Sale[2]	—	1,103	—	259	1,057
Citronelle[3]	—	—	—	—	286
Total production	49,686	56,441	50,190	51,939	58,449

(1) Mature properties include Brookhaven, Cranfield, Eucutta, Little Creek, Mallalieu, Martinville, McComb and Soso fields.
(2) Includes non-tertiary production related to the sale of 50% of our working interests in Webster, Thompson, Manvel, and East Hastings fields, sold in March 2020.
(3) Includes production from Citronelle Field sold in July 2019.

DENBURY INC.
PER-BOE DATA (UNAUDITED)

	Quarter Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
	2020	2019	2020	2020	2019
Oil and natural gas revenues	$ 38.37	$ 56.46	$ 23.95	$ 36.15	$ 57.54
Receipt on settlements of commodity derivatives	3.90	1.56	9.99	6.19	0.92
Lease operating expenses	(15.57)	(22.70)	(17.80)	(18.39)	(22.64)
Production and ad valorem taxes	(3.00)	(3.89)	(1.92)	(2.84)	(4.12)
Transportation and marketing expenses	(2.08)	(1.94)	(2.06)	(2.00)	(2.01)
Production netback	21.62	29.49	12.16	19.11	29.69
CO_2 sales, net of operating and discovery expenses	1.38	1.56	1.23	1.35	1.47
General and administrative expenses	(3.66)	(3.52)	(5.21)	(3.53)	(3.43)
Interest expense, net	(1.76)	(4.40)	(4.51)	(3.42)	(3.80)
Reorganization items settled in cash	(8.55)	—	—	(2.75)	—
Other	(2.72)	1.09	(1.71)	(0.74)	0.48
Changes in assets and liabilities relating to operations	9.77	0.93	0.44	0.26	(2.88)
Cash flows from operations	16.08	25.15	2.40	10.28	21.53
DD&A – excluding accelerated depreciation charge	(8.71)	(10.60)	(12.13)	(10.87)	(10.69)
DD&A – accelerated depreciation charge[1]	(0.39)	—	—	(2.75)	—
Write-down of oil and natural gas properties	(57.25)	—	(145.04)	(70.03)	—
Deferred income taxes	66.14	(7.30)	22.40	28.73	(5.67)
Gain on debt extinguishment	—	1.13	—	1.33	6.66
Noncash fair value gains (losses) on commodity derivatives	(4.03)	6.75	(18.78)	1.26	(1.89)
Noncash reorganization items, net	(177.40)	—	—	(56.98)	—
Other noncash items	(10.85)	(1.10)	(1.56)	(1.44)	2.21
Net income (loss)	$ (176.41)	$ 14.03	$ (152.71)	$ (100.47)	$ 12.15

(1) Represents an accelerated depreciation charge related to assets associated with impaired unevaluated properties that were transferred to the full cost pool during the three months ended March 31, 2020.

CAPITAL EXPENDITURE SUMMARY (UNAUDITED)[1]

	Quarter Ended			Nine Months Ended	
	September 30,		June 30,	September 30,	
In thousands	2020	2019	2020	2020	2019
Capital expenditure summary					
Tertiary oil fields	$ 2,644	$ 17,547	$ 5,194	$ 22,564	$ 72,333
Non-tertiary fields	5,867	19,385	2,294	19,115	55,939
Capitalized internal costs[2]	8,351	11,175	9,463	26,695	35,389
Oil and natural gas capital expenditures	16,862	48,107	16,951	68,374	163,661
CO_2 pipelines, sources and other	660	3,313	4,308	9,192	25,778
Capital expenditures, before acquisitions and capitalized interest	17,522	51,420	21,259	77,566	189,439
Acquisitions of oil and natural gas properties	15	25	38	95	122
Capital expenditures, before capitalized interest	17,537	51,445	21,297	77,661	189,561
Capitalized interest	4,887	8,773	8,729	23,068	27,545
Capital expenditures, total	$ 22,424	$ 60,218	$ 30,026	$ 100,729	$ 217,106

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.

DENBURY INC.
INTEREST AND FINANCING EXPENSES (UNAUDITED)

	Successor	Predecessor		
	Period from Sept. 19, 2020 through	Period from July 1, 2020 through	Quarter Ended	Quarter Ended
In thousands	Sept. 30, 2020	Sept. 18, 2020	Sept. 30, 2019	June 30, 2020
Cash interest[1]	$ 403	$ 17,734	$ 48,297	$ 45,263
Interest not reflected as expense for financial reporting purposes[1]	—	(6,976)	(21,372)	(20,912)
Noncash interest expense	114	347	1,060	1,061
Amortization of debt discount[2]	—	1,303	3,646	3,934
Less: capitalized interest	(183)	(4,704)	(8,773)	(8,729)
Interest expense, net	$ 334	$ 7,704	$ 22,858	$ 20,617

	Successor	Predecessor	
	Period from Sept. 19, 2020 through	Period from Jan. 1, 2020 through	Nine Months Ended
In thousands	Sept. 30, 2020	Sept. 18, 2020	Sept. 30, 2019
Cash interest[1]	$ 403	$ 108,824	$ 144,616
Interest not reflected as expense for financial reporting purposes[1]	—	(49,243)	(64,006)
Noncash interest expense	114	2,439	3,517
Amortization of debt discount[2]	—	9,132	4,090
Less: capitalized interest	(183)	(22,885)	(27,545)
Interest expense, net	$ 334	$ 48,267	$ 60,672

(1) Cash interest in Predecessor Periods includes interest which was paid semiannually on the Company's previously outstanding 9% Senior Secured Second Lien Notes due 2021 and 9¼% Senior Secured Second Lien Notes due 2022. As a result of the accounting for certain exchange transactions in previous years, most of the future interest related to these notes was recorded as debt as of the debt issuance dates, which is reduced as semiannual interest payments are made, and therefore not reflected as interest for financial reporting purposes.
(2) Represents the amortization of debt discounts related to the Company's previously outstanding 7¾% Senior Secured Second Lien Notes due 2024 ("7¾% Senior Secured Notes") and 6⅜% Convertible Senior Notes due 2024 ("6⅜% Convertible Senior Notes") issued in June 2019. In accordance with FASC 470-50, *Modifications and Extinguishments*, the 7¾% Senior Secured Notes and 6⅜% Convertible Senior Notes were recorded on the Company's balance sheet at a discount of $30 million and $80 million, respectively, which was being amortized as interest expense over the term of the notes.

SELECTED BALANCE SHEET DATA (UNAUDITED)

	Successor	Predecessor
In thousands	Sept. 30, 2020	Dec. 31, 2019
Cash and cash equivalents	$ 21,860	$ 516
Total assets	1,677,870	4,691,867
Borrowings under senior secured bank credit facility	$ 85,000	$ —
Borrowings under senior secured second lien notes (principal only)[1]	—	1,623,049
Borrowings under senior convertible notes (principal only)[2]	—	245,548
Borrowings under senior subordinated notes (principal only)	—	245,690
Financing and capital leases	90,967	167,439
Total debt (principal only)	$ 175,967	$ 2,281,726
Total stockholders' equity	$ 1,098,177	$ 1,412,259

(1) Excludes $165 million of future interest payable on the notes as of December 31, 2019 accounted for as debt for financial reporting purposes and also excludes a $27 million discount to par on the 7¾% Senior Secured Notes as of December 31, 2019.
(2) Excludes a $75 million discount to par on the 6⅜% Convertible Senior Notes as of December 31, 2019.